Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Third Quarter 2023

November 21, 2023

Hamilton, Bermuda, November 21, 2023 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the three and nine months ended September 30, 2023.

Highlights

▪
Net income of $28.7 million and earnings per share of $0.14 (basic) for the third quarter of 2023, compared with net income of $34.9 million and earnings per share of $0.17 (basic) for the second quarter of 2023.

▪	Adjusted EBITDA[1] of $78.9 million for the third quarter of 2023, compared with $80.4 million for the second quarter of 2023.
▪	Reported TCE[2] rates for Capesize and Panamax/Supramax vessels of $18,173 per day and $15,389 per day, respectively, and $17,076 per day for the entire fleet in the third quarter of 2023.
▪	Entered into back-to-back agreements to buy and sell a Supramax vessel. The Company expects to recognize a gain from sale of approximately $6 million upon delivery of the vessel to its new owners.
▪	Completed the sale of one Panamax vessel, recognizing a gain from sale of $0.8 million and net cash proceeds of $7.2 million.
▪	Repurchased 125,000 shares at an aggregate purchase price of $0.9 million, or $7.20 per share in the third quarter of 2023 and extended share buy-back program for one additional year.
▪	Estimated TCE rates, inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
•	$23,045 per day for 79% of Capesize available days and $17,275 per day for 83% of Panamax available days for the fourth quarter of 2023.
•	$21,700 per day for 12% of Capesize days and $15,600 per day for 23% of Panamax days for the first quarter of 2024.
▪
Announced a cash dividend of $0.10 per share for the third quarter of 2023, which is payable on or about December 13, 2023, to shareholders of record on December 6, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about December 15, 2023.

Lars-Christian Svensen, Interim Chief Executive Officer, commented:

“Golden Ocean continues to deliver solid results against stable, but subdued market sentiment. The actions taken over the last several years to grow and optimize the Company’s fleet through vessel acquisitions and sales has reinforced our market-leading position and further increased the competitiveness of our fleet. This has been accomplished without compromising our low cash breakeven levels, which helps to ensure that the Company remains profitable during periods of market weakness while maintaining significant operating leverage. Looking forward, the market is well-balanced in the near term, supported by evolving trades that are expected to contribute to tonne-mile demand growth. The supply side picture remains very favorable, particularly in the Capesize segment, which supports a positive longer term market view.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 96 vessels, including four newbuildings, with an aggregate capacity of approximately 14.2 million deadweight tonnes ("dwt"). The Company's fleet consists of:

a.	83 vessels owned by the Company (52 Capesize and 31 Panamax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	One Supramax vessel chartered in; and
d.	Four 85,000 dwt Kamsarmax vessels on order.

Two Kamsarmax vessels were delivered to the Company during the third quarter of 2023. As of the date of this report, the Company has four vessels under construction with $94.2 million of related outstanding contractual commitments due by the fourth quarter of 2024.

During the third quarter of 2023 the Company entered into an agreement to sell one Panamax vessel for net consideration of $14.8 million. The vessel was delivered to its new owner in September 2023. The Company recorded a gain from the sale of approximately $0.8 million and net cash proceeds of $7.2 million in the third quarter of 2023.

In September 2023, for the Supramax vessel chartered-in to the Company from an unrelated third party, the Company declared an option under the current time charter contract to acquire the vessel at a net purchase price of approximately $15.3 million. Subsequent to entering into the purchase agreement, the Company entered into an agreement to sell the Supramax vessel to an unrelated third party, for total consideration of $21.6 million. The Company expects to recognize a gain from the sale and net cash proceeds of approximately $6 million upon delivery of vessel to new owners, which is expected to occur in the fourth quarter of 2023.

Two drydocks are planned to be carried out in the fourth quarter of 2023.

The Company’s estimated TCE rates for the fourth quarter of 2023 are $23,045 per day for 79% of available days for Capesize vessels and $17,275 per day for 83% of available days for Panamax vessels. These estimates are forward-looking statements and based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when vessels are sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the fourth quarter of 2023. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

Golden Ocean has secured 12% of total days at an average rate of $21,700 per day for Capesize vessels and 23% of total days for Panamax vessels at an average rate of $15,600 per day in the first quarter of 2024.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

Corporate Development

During the third quarter of 2023, the Company repurchased 125,000 of its shares at an average price of $7.20 in open market transactions under its share buy-back program. The shares were acquired on the Oslo Stock Exchange and the Nasdaq Global Select Market for an aggregate purchase price of $0.9 million. As of the date of this report, the Company has repurchased a total of 1,507,328 shares under its share buy-back program.  In October 2023 the Company extended its share buy-back program for one additional year.

During the third quarter of 2023, 250,000 share options were exercised by an eligible option holder and were settled by using treasury shares.

In July 2023, the Company entered into a $40.0 million credit facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum.

The Company announced today a cash dividend of $0.10 per share for the third quarter of 2023, which is payable on or about December 13, 2023, to shareholders of record on December 6, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about December 15, 2023.

Third Quarter 2023 Results

Third Quarter 2023 Income Statements

The Company reported net income of $28.7 million and basic earnings per share of $0.14 for the third quarter of 2023, compared with net income of $34.9 million and basic earnings per share of $0.17 for the second quarter of 2023.

Adjusted EBITDA was $78.9 million for the third quarter of 2023, a decrease of $1.5 million from $80.4 million for the second quarter of 2023.

Operating revenues were $221.7 million in the third quarter of 2023, an increase of $8.3 million from $213.4 million in the second quarter of 2023. The increase was due to growth in the size of the Company’s fleet in the third quarter of 2023. The Company achieved an average TCE rate for the fleet of $17,076 per day in the third quarter of 2023 compared to that of $17,664 per day in the second quarter of 2023.

Two Kamsarmax newbuildings and one Newcastlemax vessel were delivered during the third quarter of 2023, contributing an aggregate of 205 available days. Two vessels were in drydock during the third quarter of 2023 compared to six vessels during the second quarter of 2023, contributing to a decrease in off-hire days from 215 days in the second quarter of 2023 to 115 days in the third quarter of 2023.

Voyage expenses increased by $5.7 million to $65.1 million from the second quarter of 2023 as a result of more voyage charters in the period.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

Ship operating expenses amounted to $64.5 million in the third quarter of 2023 compared with $62.4 million in the second quarter of 2023. In the third quarter of 2023, ship operating expenses included $55.3 million in running and other various expenses (compared to $47.0 million in the second quarter of 2023). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. The increase in running expenses during the period was primarily due to the increase in the size of the Company’s fleet in the third quarter of 2023.

Further, in addition to running expenses, ship operating expenses included $4.3 million in drydocking expenses (compared with $8.1 million in the second quarter of 2023) and $33 thousand in various energy saving initiatives and digitalization expenses (compared with $1.1 million in the second quarter of 2023). In the third quarter of 2023, $4.9 million in estimated ship operating expenses on time charter-in contracts were reclassified from charterhire expenses to ship operating expenses (compared with $6.2 million in the second quarter of 2023) and calculated based on numbers of chartered in days and an estimated operating expenses rate per day of $5,500.

Charter hire expenses were $8.3 million in the third quarter of 2023 compared with $10.2 million in the second quarter of 2023. The decrease in charter hire expenses was mainly due to a 294 day decrease in chartered-in days compared to the second quarter of 2023.

Administrative expenses were $4.4 million in the third quarter of 2023, compared with $5.2 million in the second quarter of 2023, a decrease primarily due to lower personnel expenses.

Depreciation was $35.3 million in the third quarter of 2023, an increase of $2.7 million compared to $32.6 million in the second quarter of 2023 due to the increase in the number of vessels in the Company’s fleet.

Net interest expense was $28.1 million in the third quarter of 2023, an increase from $23.0 million in the second quarter of 2023, mainly due to an increase in average interest rates as well as higher average debt balances.

In the third quarter of 2023, the Company recorded a $12.6 million net gain on derivatives, mainly relating to a $10.6 million gain on USD interest rate swaps, and a $1.8 million gain on bunker derivatives. Net gain on interest rate swaps includes $4.8 million in realized gains/interest income which partly offset the increase in interest expense described above, while the remaining $5.8 million relates to changes in unrealized mark-to-market value of interest rate swaps.

The Company recorded a loss from associated companies of $0.3 million in the third quarter of 2023.

Third Quarter 2023 Cash Flow Statements and Balance Sheet as of September 30, 2023

As of September 30, 2023, the Company had cash and cash equivalents of $99.7 million, including restricted cash balances of $2.2 million a decrease of $7.6 million from June 30, 2023. In addition, the Company had undrawn available credit lines of $50.0 million under its revolving credit facilities.  In the third quarter of 2023, cash provided by operating activities amounted to $47.4 million, including a negative working capital change of $11.0 million and dividends of $0.6 million received from associated companies.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

For the three months ended September 30, 2023, total net cash used in investing activities was $88.5 million. This included payments totaling $45.3 million for the one Newcastlemax vessel delivered to the Company in third quarter of 2023. Further, during the period, the Company paid $58.1 million in installments and other costs relating to our Kamsarmax newbuilding contracts. This was offset by $14.8 million of net consideration received from the sale of one Panamax vessel during the period.

Net cash provided by financing activities was $33.5 million in the third quarter of 2023. In the third quarter of 2023, the Company made a final $32.4 million drawdown on the $233.0 million facility financing acquisitions of six Newcastlemax vessels. Further, the Company drew down the full amount of the new $40.0 million facility for the two newbuildings delivered during the quarter. The Company also drew down $25.0 million from its revolving credit facilities. Additionally, $0.7 million was received for share options exercised. These increases were offset by $35.6 million paid in debt repayment, including $7.6 million in debt relating to the sale Panamax vessel, $0.4 million in debt fees paid, $19.9 million in dividend payments, $7.8 million in repayment of finance leases and $0.9 million in share repurchase payments.

As of September 30, 2023, the book value of the Company's long-term debt was $1,421.4 million, including the current portion of long-term debt of $109.3 million. The book value of finance lease obligations was $106.5 million, including the current portion of finance lease obligations of $33.6 million.

The Dry Bulk Market

Dry bulk rates were relatively stable throughout the third quarter of 2023 as demand has stabilized and tonne-miles have increased, on the back of strong Chinese imports. In the third quarter of 2023, global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 84.7%, a slight decline from the prior quarter, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,255 mt in the third quarter of 2023, representing a 2.4% increase from 1,225 mt in the second quarter of 2023 and a 5.4% increase from 1,190 mt in the third quarter of 2022.

Global trade increased from the prior quarter across most major commodity groups and increased across all trades compared with the third quarter of 2022. Fleet efficiency due to port congestion has stabilized at historically low levels, while average sailing speeds have continued to decline, particularly in the Capesize segment. Consistent with past quarters, modern, fuel-efficient vessels continued to earn a significant premium compared with older vessels.

Global steel production declined by 4.6% in the third quarter of 2023 as persistent inflation and increases in interest rates impacted industrial production, particularly in Western Europe and the United States. Third quarter global iron ore imports increased by 6.0% compared with the second quarter of 2023 and by 3.8% compared with the third quarter of 2022.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

Despite the decline in the third quarter of 2023, global steel production increased by 2.5% year-to-date compared with 2022, driven by increases of 2.8% and 16.4% by China and India, respectively. Chinese steel production, which represented 55% of global steel production in 2022, decreased by 5.3% in the third quarter of 2023 compared with the second quarter of 2023 but increased by 2.8% compared with the third quarter of 2022. Chinese iron ore imports increased by 6.7% compared with the second quarter of 2023, suggesting that steel production may be stronger than reported numbers and supporting expectations that the impact of the reopening of the Chinese economy and domestic stimulus will lead to increasing demand. Imports of iron ore to China from Brazil increased by 26.2% compared with the second quarter of 2022, providing underlying support to tonne-mile demand for Capesize vessels.

Steel production in India continued its upwards trend, increasing by 0.3% compared with the prior quarter and by 16.4% compared with the third quarter of 2022. Coking coal imports to India have increased steadily this year, and rapidly growing Indian steel production is expected to drive volumes going forward. Additionally, iron ore tonne-mile demand is expected to benefit from the recently announced offtake agreement for imported Brazilian iron ore.

Global coal imports increased by 3.2% in the third quarter of 2023 compared with the second quarter of 2023 and by 6.7% compared with the third quarter of 2022, driven by continued growth in thermal coal volumes, which increased by 4.5% and 6.9% compared with the respective periods. China increased thermal coal imports by 1.0% compared with the second quarter of 2023 and 38.9% compared with the third quarter of 2022 to make up for a shortfall in hydroelectric power production due to drought conditions. Additionally, Indian thermal coal imports have increased as further domestic supply is limited. According to Maritime Analytics, thermal coal tonne-mile demand is forecast to increase by 6.9% in 2023. A large portion of this increase is already accounted for by strong imports to China through the first nine months of the year. Growth is expected to slow to 1.2% in 2024 as inventories in China have increased substantially and a larger portion of volumes will be transported on shorter distance voyages.

Trade of other minor bulks increased by 0.8% compared with the second quarter of 2023 and by 6.3% compared with the third quarter of 2022. Tonne-mile demand grew faster than absolute volume as a result of increased sailing distances for bauxite, the main raw material for alumina production, which is in turn used for aluminum production. Chinese aluminum production has rapidly increased since the start of the Ukraine war, reaching record levels in August. Nearly 80% of all seaborne bauxite export volumes now head to China, and China has become increasingly reliant on bauxite imports from Guinea in West Africa, significantly, boosting tonne-mile demand for Capesize vessels. This trend is expected to continue as Indonesia, China’s third largest supplier of bauxite, recently imposed an export ban aimed at boosting domestic availability.

Transportation of essential agribulks, which represented 12.1% of total seaborne volumes in the third quarter of 2023, decreased by 4.5% compared with the second quarter of 2023 and increased by 4.7% compared with the third quarter of 2022. Despite the decrease in volumes, tonne-mile demand is benefiting from longer sailing distances, and Maritime Analytics expect global agribulk demand to grow by 5.3% in 2023 and a further 4.3% in 2024, despite the recent closure of the Black Sea grain corridor.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

The global fleet of dry bulk vessels amounted to 996.0 million dwt at the end of the third quarter of 2023, absorbing a net increase of 6.2 million dwt in the quarter. Newbuilding ordering decreased to 7.7 million dwt of vessels ordered, including 11 Capesize vessels totaling 2.5 million dwt and 45 Panamax vessels totaling 3.5 million dwt. The orderbook as a percentage of the global fleet stood at 8.3% at quarter-end, a slight decrease from the start of 2023 and an average of 24.1% over the last 25 years and remains near historical low levels. The Capesize orderbook is just 5.2%, compared with an average nearly 24% over the last 25 years. While scrapping activity has been very limited over the last two years, approximately 15% of the existing Capesize fleet is over 15 years of age, and scrapping activity may accelerate if rates do not support keeping older, less fuel-efficient vessels in operation.

Strategy and Outlook

Although macroeconomic conditions are impacting current freight market sentiment and freight rates, the market is in relative balance, supported by the benefit of increased tonne-mile demand driven by certain trades, as described above.  As global economies continue to absorb the impact of inflation and increased interest rates, the International Monetary Fund ("IMF") forecasts modest global GDP growth of 3.0% in 2023 and 2.9% in 2024. GDP growth of emerging Asian economies is forecast to increase from 4.5% in 2022 to 5.2% in 2023 and grow by a further 4.8% in 2024. India's GDP is forecast to grow by 6.3% in each of 2023 and 2024, while China is expected to see growth of 5.0% and 4.2% in 2023 and 2024, respectively.

Global tonne-mile demand is forecast to increase by 3.7% in 2023 and 2.7% in 2024, according to Maritime Analytics, and fleet utilization is forecast to remain at levels that have historically supported stable, healthy dry bulk freight rates. This compares favorably to a 0.9% decrease in tonne-mile demand in 2022. Market conditions are expected to improve further in 2024 and 2025.

China remains the primary driver of dry bulk demand, accounting for more than 50% of dry bulk tonne-miles. In response to softer than expected growth following the re-opening of the economy, the Chinese government in September 2023 introduced its first direct measures to support the real estate sector by reducing mortgage rates and lowering minimum downpayment amounts for both first time buyers and second home buyers. Infrastructure investment, which generates strong demand for iron ore, is also set to benefit from the recent issuance of infrastructure bonds. Some interpret the Chinese government’s willingness to increase its budget deficit through bond issuance as a signal than it is beginning to address monetary constraints facing many local governments, who have historically funded infrastructure spending. Until recently, the post-pandemic Chinese stimulus has also focused on increasing demand outside of the real estate sector, which has positively impacted demand for various minor bulks, including bauxite, in addition to iron ore. The share of Capesize tonne-miles attributed to bauxite cargoes has increased from 8.4% in 2021 to 12.5% in 2023 and will likely be a supporting factor for the foreseeable future as China ramps up electric vehicle production.

The outlook for fleet supply also remains highly positive. An orderbook near 30-year lows as a percentage of the operating fleet is highly supportive of expectations for an improving freight market. After growing by approximately 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 2.9% in 2023 and just 2.2% in 2024, well below organic replacement levels.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

Through the first nine months of 2023, just 18.1 million dwt of new Capesize and Panamax vessels have been ordered, representing 2.9% of the global fleet as of the start of the year. The potential for elevated newbuilding orders to impact fleet supply is not consequential as newbuilding prices remain elevated and lending costs have increased. Over the next two years, the outlook for fleet supply is unlikely to change given earliest deliveries of newly-ordered vessels would not occur until 2026.

Golden Ocean has made fleet investments and taken other actions over the last three years to position the Company to generate cash flow irrespective of market conditions. Since 2020, the Company has increased its fleet size by over 31% based on dwt while reducing the average age of its fleet by approximately 7% through acquisitions of 34 modern vessels and sales of 14 older, less efficient vessels. In the process, the Company has maintained its industry-leading daily cash breakeven levels, which average $13,500 across the Company’s fleet. The combination of low breakeven levels and a modern, fuel-efficient fleet that commands a premium in the market helps to ensure that the Company has strong downside protection during periods of market weakness and significant upside potential in periods of market strength.

The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company's results, investment opportunities and the prevailing market conditions, the Company intends to distribute a significant portion of its earnings. In the meantime, the Company is closely monitoring macro-economic factors and potential impacts on the dry bulk trades and expects the market environment to remain stable in the near-term and improve over time as demand recovers and fleet growth slows.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 21, 2023

Questions should be directed to:
Lars-Christian Svensen: Interim Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 40

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40
Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values; a decrease in the market value of the Company’s vessels; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; delays or defaults in the construction of the Company’s newbuildings could increase the Company’s expenses and diminish the Company’s net income and cash flows; an oversupply of dry bulk vessels, which may depress charter rates and profitability; the Company’s future operating or financial results; the Company’s continued borrowing availability under the Company’s debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the failure of the Company’s contract counterparties to meet their obligations, including changes in credit risk with respect to the Company’s counterparties on contracts; the loss of a large customer or significant business relationship; the strength of world economies; the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect the Company’s earnings; the Company’s ability to successfully employ the Company’s dry bulk vessels and replace the Company’s operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs; the adequacy of the Company’s insurance to cover the Company’s losses, including in the case of a vessel collision; vessel breakdowns and instances of offhire; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue); risks associated with any future vessel construction or the purchase of second-hand vessels; effects of new products and new technology in the Company’s industry, including the potential for technological innovation to reduce the value of the Company’s vessels and charter income derived therefrom; the impact of an interruption or failure of the Company’s information technology and communications systems, including the impact of cyber-attacks, upon the Company’s ability to operate; potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by the Company and the Company’s customers) related to complying with such regulations; changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations; the arrest of the Company’s vessels by maritime claimants; government requisition of the Company’s vessels during a period of war or emergency; the Company’s compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977; potential difference in interests between or among certain members of the Board of Directors, executive officers, senior management and shareholders; the Company’s ability to attract, retain and motivate key employees; work stoppages or other labor disruptions by the Company’s employees or the employees of other companies in related industries; potential exposure or loss from investment in derivative instruments; stability of Europe and the Euro or the inability of countries to refinance their debts; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; fluctuations in currencies; acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the ongoing developments in the Ukraine region; general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries; the impact of adverse weather and natural disasters; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to the Company’s Environmental, Social and Governance policies; changes in seaborne and other transportation; the length and severity of epidemics and pandemics; fluctuations in the contributions of the Company’s joint ventures to the Company’s profits and losses; the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States; the Company’s treatment as a “passive foreign investment company” by U.S. tax authorities; being required to pay taxes on U.S. source income; the Company’s operations being subject to economic substance requirements; the volatility of the stock price for the Company’s common shares, from which investors could incur substantial losses, and the future sale of the Company’s common shares, which could cause the market price of the Company’s common shares to decline; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2022.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2023

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended September 30, 2023	Three months ended June 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Operating revenues
Time charter revenues	97,215	106,352	125,776	278,908	471,017
Voyage charter revenues	123,932	106,861	155,614	350,877	391,772
Other revenues	516	170	659	1,777	1,109
Total operating revenues	221,663	213,383	282,049	631,562	863,898

Gain from disposal of vessels	831	—	21,856	3,414	31,372
Other operating income (expenses)	—	—	—	—	(413)

Operating expenses
Voyage expenses and commissions	65,082	59,395	86,460	188,708	209,361
Ship operating expenses	64,472	62,431	59,336	188,534	167,870
Charter hire expenses	8,339	10,210	19,179	35,331	44,862
Administrative expenses	4,441	5,167	4,787	13,770	15,411
Impairment loss on vessels	—	—	—	11,780	—
Depreciation	35,272	32,590	32,477	99,359	97,445
Total operating expenses	177,606	169,793	202,239	537,482	534,949

Net operating income	44,888	43,590	101,666	97,494	359,908

Other income (expenses)
Interest income	740	1,170	725	3,425	1,020
Interest expense	(28,803)	(24,184)	(15,131)	(75,000)	(37,285)
Gain/(loss) on derivatives	12,647	9,045	11,391	19,608	37,268
Equity results of associated companies	(282)	4,927	5,900	9,585	33,020
Other financial items	(426)	372	49	(224)	(193)
Net other (expenses) income	(16,124)	(8,670)	2,934	(42,606)	33,830
Net income before income taxes	28,764	34,920	104,600	54,888	393,738
Income tax expense	30	30	35	90	100
Net income	28,734	34,890	104,565	54,798	393,638

Per share information:
Earnings per share: basic	$ 0.14	$ 0.17	$ 0.52	$ 0.27	$ 1.96
Earnings per share: diluted	$ 0.14	$ 0.17	$ 0.52	$ 0.27	$ 1.95
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of September 30, 2023	As of June 30, 2023	As of December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	97,517	103,897	134,784
Restricted cash	2,223	3,426	3,289
Other current assets	181,306	165,454	161,074
Total current assets	281,046	272,777	299,147
Vessels and equipment, net	3,033,514	2,952,894	2,665,785
Vessels held for sale	—	—	12,542
Newbuildings	44,714	62,397	91,898
Finance leases, right of use assets, net	88,605	76,177	83,589
Operating leases, right of use assets, net	10,128	12,988	15,646
Other long term assets	85,440	87,048	88,684
Total assets	3,543,447	3,464,281	3,257,291

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	109,309	106,372	92,865
Current portion of finance lease obligations	33,604	19,007	18,387
Current portion of operating lease obligations	2,565	4,900	5,546
Other current liabilities	115,117	113,054	94,830
Total current liabilities	260,595	243,333	211,628
Long-term debt	1,312,083	1,252,669	1,027,991
Non-current portion of finance lease obligations	72,940	77,816	87,588
Non-current portion of operating lease obligations	10,262	10,907	13,051
Other long-term liabilities	3,198	3,825	—
Total liabilities	1,659,078	1,588,550	1,340,258
Equity	1,884,369	1,875,731	1,917,033
Total liabilities and equity	3,543,447	3,464,281	3,257,291

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended September 30, 2023	Three months ended June 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022

Net income	28,734	34,890	104,565	54,798	393,638
Adjustments to reconcile net income to net cash provided by operating activities;
Gain from disposal of vessels	(831)	—	(21,856)	(3,414)	(31,372)
Depreciation	35,272	32,590	32,477	99,359	97,445
Impairment loss on vessels	—	—	—	11,780	—
Amortization of unfavorable contracts	(447)	(545)	—	(992)	—
Dividends from associated companies	625	1,600	6,626	17,493	14,123
Equity results from associated companies	282	(4,927)	(5,900)	(9,585)	(33,020)
Mark to market value on derivatives	(6,121)	(9,452)	(12,975)	(9,800)	(39,446)
Other, net	960	252	707	3,116	946
Change in operating assets and liabilities	(11,076)	(8,859)	(4,963)	6,711	(24,532)
Net cash provided by operating activities	47,398	45,549	98,681	169,466	377,782

Investing activities
Additions to vessels and right of use assets	(45,269)	(130,146)	(1,275)	(299,279)	(3,517)
Additions to newbuildings	(58,059)	(98,028)	(23,915)	(171,798)	(37,642)
Repayments of loans receivable from related parties	—	—	—	925	5,350
Proceeds from sale of vessels	14,801	43,560	61,740	73,673	113,219
Other investing activities, net	2	2	2	6	943
Net cash provided by (used in) investing activities	(88,525)	(184,612)	36,552	(396,473)	78,353

Financing activities
Repayment of long-term debt	(35,581)	(49,960)	(43,986)	(333,086)	(382,634)
Proceeds from long-term debt	97,440	207,140	—	634,580	275,000
Net proceeds from share distributions	692	—	—	692	828
Debt fees paid	(401)	(924)	—	(4,917)	(2,750)
Dividends paid	(19,938)	(20,035)	(120,531)	(80,057)	(401,366)
Share repurchases	(904)	(6,943)	—	(8,356)	—
Repayment of finance leases	(7,764)	(6,132)	(6,782)	(20,182)	(22,975)
Net cash provided by (used in) financing activities	33,544	123,146	(171,299)	188,674	(533,897)
Net change	(7,583)	(15,917)	(36,066)	(38,333)	(77,762)
Cash, cash equivalents and restricted cash at start of period	107,323	123,240	168,321	138,073	210,017
Cash, cash equivalents and restricted cash at end of period	99,740	107,323	132,255	99,740	132,255
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $, except for share data)	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Number of shares outstanding
Balance at beginning of period	200,485,621	200,435,621
Repurchase of shares	(1,107,328)	—
Distribution of treasury shares	250,000	450,000
Balance at end of period	199,628,293	200,885,621
Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061
Treasury shares
Balance at beginning of period	(5,014)	(4,309)
Repurchase of shares	(8,357)	—
Share distribution	1,844	2,568
Balance at end of period	(11,527)	(1,741)
Additional paid in capital
Balance at beginning of period	851	285
Stock option expense	258	436
Balance at end of period	1,109	721
Contributed capital surplus
Balance at beginning of period	1,582,257	1,762,649
Distributions to shareholders	—	(180,392)
Balance at end of period	1,582,257	1,582,257
Accumulated earnings
Balance at beginning of period	328,878	160,055
Distributions to shareholders	(80,057)	(220,974)
Distribution treasury shares	(1,150)	(1,740)
Net income	54,798	393,638
Balance at end of period	302,469	330,979
Total equity	1,884,369	1,922,277
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market ("Nasdaq") with a secondary listing on the Euronext Oslo Stock Exchange (the "OSE").

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 16, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

3. Earnings per share

Basic earnings per share amounts for the three and nine months ended September 30, 2023, are based on the weighted average number of shares outstanding of 199,406,282 and 200,023,653 respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of September 30, 2023, total outstanding share options were 400,000. For the three and nine months ended September 30, 2023, outstanding share options were dilutive under the treasury stock method by 352,802 and 357,937 shares respectively.

4. Vessels and equipment, net

In February 2023, the Company entered into an agreement to acquire six modern 208,000 dwt vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291.0 million. The newly acquired vessels are chartered back to their former owner, an unrelated third party, for approximately 30 months from the date of delivery at an average net TCE rate of just above $21,000 per day. As of September 30, 2023, all vessels were delivered to the Company and full consideration was paid for these vessels.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

The time charter contracts attached to Newcastlemax vessels delivered in the nine months of 2023, were valued to net $4.9 million, which was capitalized upon delivery of vessels and recorded as an asset of $2.0 million and a liability of $6.9 million.

During the first nine months of 2023, the Company sold Golden Feng and Golden Shui to an unrelated third party for an aggregate net sale price of $43.6 million. The Company recorded an impairment loss of $11.8 million in connection to the sale.

During the third quarter of 2023, the Company entered into an agreement to sell one Panamax vessel for the net of commissions consideration of $14.8 million. The vessel was delivered to its new owner in September 2023. The Company recorded a gain of approximately $0.8 million from the sale in the third quarter of 2023.

With reference to Note 5 ‘’Newbuildings’’, two newbuildings were delivered to the Company during the third quarter of 2023 and total of six newbuildings during the first nine months of 2023. Related accumulated costs for the three and nine months ended September 30, 2023 were transferred to 'Vessels and equipment, net' in the total amount of $75.8 million and $219.2 million respectively.

During the first nine months of 2023, the Company has installed scrubbers on three vessels in its existing fleet with the total cost of $6.1 million.

5. Newbuildings

As described above, during the first nine months of 2023, six out of the ten Kamsarmax newbuildings were delivered with the total costs of $219.2 million, including $75.8 million in the third quarter of 2023. As of September 30, 2023, the Company had capitalized costs of $44.7 million relating to construction contracts for four remaining Kamsarmax newbuildings.

6. Leases

As of September 30, 2023, the Company had eight vessels held under finance lease and one vessel held under operating lease. Eight vessels are chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”), out of which seven are classified as finance lease and one as operating lease. For the three and nine months ended September 30, 2023, the Company made a total repayment of $6.1 million and $18.7 million, respectively, to SFL in connection with these leases.

One Supramax vessel is chartered-in to the Company from an unrelated third party and was recorded as operating lease until September 2023. In September 2023, the Company declared an option under the time charter contract to acquire the vessel at a net purchase price of $15.3 million. Back-to-back with entering into the purchase agreement, the Company entered into the sale agreement of an Supramax vessel with an unrelated third party, for total consideration of $21.6 million.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

As a result of declaring the purchase option, the Company included the purchase option price of $15.3 million into lease asset and lease liability and reclassified the lease from operating lease to finance lease. As of September 30, 2023, the sale was not finalized. As such, the Company recorded the finance lease right of use asset in the total amount of $16.2 million.

As of September 30, 2023, the Company’s book value of finance lease obligations was $106.5 million, including the current portion of $33.6 million.

7. Investments in associates

The Company has an equity investment of 15.92% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $47.2 million as of September 30, 2023.

For the three months ended September 30, 2023, the Company recorded a loss in earnings of SwissMarine of $1.6 million. For the nine months ended September 30, 2023, the Company recorded a gain in earnings of SwissMarine of $3.6 million. During the nine months ended September 30, 2023, the Company received $7.8 million in dividends from SwissMarine, which was recorded as a reduction of investments.

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG"), a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company has also provided a shareholder loan of $0.9 million to TFG with a five-year term, maturing in 2024. In February 2023, TFG fully repaid the outstanding loan of $0.9 million, in addition to dividends of $4.9 million. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $7.0 million as of September 30, 2023.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC ("UFC"), a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During the three and nine months ended September 30, 2023, the Company received dividends from UFC of $0.6 million and $4.8 million respectively, which were recorded as a reduction of investments. The book value of the investment amounted to $3.3 million as of September 30, 2023.

8. Long-term debt

As of September 30, 2023, the Company’s book value and outstanding principal of long-term debt was $1,421.4 million and $1,433.0 million, respectively. The current portion of long-term debt was $109.3 million.

In January 2023, the Company signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance three credit facilities with total outstanding debt balance of $230.4 million as of December 31, 2022. The financing has an interest rate of SOFR plus 185 basis points and matures in January 2028 and is secured by a fleet of 20 Capesize and Panamax vessels.

In March 2023, the Company entered into a $233.0 million two-year credit facility to partially finance the acquisition of six Newcastlemax vessels. The facility has an interest of SOFR plus a margin of 190 basis points per annum. As of September 30, 2023, the facility is fully drawn and the outstanding balance on the facility is $184.2 million.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

In April 2023, the Company signed an agreement for an $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. Outstanding debt under facility amounted to $79.0 million as of September 30, 2023.

In July 2023, the Company entered into a $40.0 million credit facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum. The facility is fully drawn during the third quarter of 2023.

During the nine months of 2023, the Company drew down $50.0 million on its revolving credit facilities.

9. Share capital

As of September 30, 2023, the Company had 201,190,621 issued and 199,628,293 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 1,562,328 shares in treasury.

During the third quarter of 2023, the Company acquired an aggregate of 125,000 shares in open market transactions under its share buy-back program. The shares were acquired at an aggregate purchase price of $0.9 million.

During the third quarter of 2023, 250,000 share options were exercised by an eligible option holder and were settled by using treasury shares.

In the third quarter of 2023, the Company paid an aggregate of $19.9 million, or $0.10 per share in dividends to its shareholders related to its second quarter of 2023 results.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the third quarter of 2023.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7, "Investments in associates", in February 2023, TFG fully repaid the outstanding loan of $0.9 million.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

Pursuant to its agreement with TFG, the Company paid $110.6 million for bunker procurement in the nine months ended September 30, 2023. As of September 30, 2023, amounts payable to TFG totaled $23.3 million.

11. Commitment and contingencies

As of September 30, 2023, the Company had four vessels under construction and outstanding contractual commitments of $97.8 million due by the fourth quarter of 2024. Contractual commitments will be financed through proceeds from operating cash flows and debt financing entered into closer to the delivery of newbuildings.

With reference to Note 7, "Investments in associates", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of September 30, 2023, there is no exposure under this guarantee.

12. Subsequent events

On November 21, 2023, the Company announced a cash dividend of $0.10 per share in respect of the third quarter of 2023, which is payable on or about December 13, 2023, to shareholders of record on December 6, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about December 15, 2023.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

(in thousands of $)	Three months ended September 30, 2023	Three months ended June 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Net income	28,734	34,890	104,565	54,798	393,638
Interest income	(740)	(1,170)	(725)	(3,425)	(1,020)
Interest expense	28,803	24,184	15,131	75,000	37,285
Income tax expense	30	30	35	90	100
Depreciation	35,272	32,590	32,477	99,359	97,445
Amortization of time charter party out contracts	(447)	(545)	—	(992)	—
Earnings before Interest Taxes Depreciation and Amortization	91,652	89,979	151,483	224,830	527,448
Impairment loss on vessels	—	—	—	11,780	—
Gain from sale of vessels	(831)	—	(21,856)	(3,414)	(31,372)
(Gain)/loss on derivatives	(12,647)	(9,045)	(11,391)	(19,608)	(37,268)
Other financial items	704	(530)	(48)	406	381
Adjusted Earnings before Interest Taxes Depreciation and Amortization	78,878	80,404	118,188	213,994	459,189

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable/unfavorable charter party contracts (being the fair value above or below market of acquired time charter agreements). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

(in thousands of $)	Three months ended September 30, 2023	Three months ended June 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Total operating revenues	221,663	213,383	282,049	631,562	863,898
Add: Amortization of time charter party out contracts	(447)	(545)	—	(992)	—
Add: Other operating income (expenses)	—	—	—	—	(413)
Less: Other revenues*	516	170	659	1,777	1,109
Net time and voyage charter revenues	220,700	212,668	281,390	628,793	862,376
Less: Voyage expenses & commission	65,082	59,395	86,460	188,708	209,361
Time charter equivalent income	155,618	153,273	194,930	440,085	653,015
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023

(in thousands of $, except for TCE rate and days)	Three months ended September 30, 2023	Three months ended June 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
TCE Income Capesize vessels	100,370	97,802	115,716	265,807	396,502
TCE Income Panamax, Ultramax* and Supramax vessels	55,248	55,471	79,214	174,278	256,513
Total Time charter equivalent income	155,618	153,273	194,930	440,085	653,015

in days
Fleet onhire days Capesize vessels	5,523	5,125	5,107	15,614	15,229
Fleet onhire days Panamax, Ultramax* and Supramax vessels	3,590	3,552	3,362	10,964	10,289
Total Fleet onhire days	9,113	8,677	8,469	26,578	25,518
in $ per day
TCE per day Capesize vessels	18,173	19,083	22,658	17,024	26,036
TCE per day Panamax, Ultramax* and Supramax vessels	15,389	15,617	23,562	15,895	24,931
Time charter equivalent rate	17,076	17,664	23,017	16,558	25,590

* All Ultramax vessels are sold in 2022

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2023